Mail Stop 3561

September 6, 2007

Mark K. Patterson
Chief Financial Officer and Director
Express-1 Expedited Solutions, Inc.
429 Post Road
Buchanan, MI 49107

      Re: **Express-1 Expedited Solutions, Inc.**
                File No: 0-49606
                Form 10-K: For the year ended December 31, 2006

Dear Mr. Patterson:

      We have completed our review of your Form 10-K and have no further comments at this time.

                Sincerely,

                Michael Fay
                Branch Chief